SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c), and (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2

Under the Securities Exchange Act of 1934
(Amendment No.          )*

TRANSTECH SERVICES PARTNERS INC.
(Name of Issuer)
COMMON STOCK
(Title of Class of Securities)
89388R 10 5
(CUSIP Number)
(Date of Event Which Requires Filing of this Statement)
May 23, 2007

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☑	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 14574X 10 4	Page 2 of 12

1		NAMES OF REPORTING PERSONS:
Suresh Rajpal

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐
3		SEC USE ONLY:

4		CITIZENSHIP OR PLACE OF ORGANIZATION:
India

	5	SOLE VOTING POWER:
255,405*
NUMBER OF
SHARES	6	SHARED VOTING POWER:
BENEFICIALLY		533,919**
OWNED BY
EACH	7	SOLE DISPOSITIVE POWER:
REPORTING		255,405*
PERSON
WITH:	8	SHARED DISPOSITIVE POWER:
533,919**

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
789,324

10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):
☐

11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):
14%

12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):
IN

* Individually owned by Suresh Rajpal.
** 533,919 shares are owned by TSP Ltd., a company formed under the Laws of Bermuda, which is wholly owned by LM Singh who owns 42.5% and Suresh Rajpal who owns 57.5%. Mr. Singh and Mr. Rajpal can only make decisions in TSP Ltd. with the others consent.

CUSIP No. 14574X 10 4	Page 3 of 12

1		NAMES OF REPORTING PERSONS:
LM Singh

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐
3		SEC USE ONLY:

4		CITIZENSHIP OR PLACE OF ORGANIZATION:
India

	5	SOLE VOTING POWER:
182,433*
NUMBER OF
SHARES	6	SHARED VOTING POWER:
BENEFICIALLY		533,919**
OWNED BY
EACH	7	SOLE DISPOSITIVE POWER:
REPORTING		182,433*
PERSON
WITH:	8	SHARED DISPOSITIVE POWER:
533,919**

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
716,352

10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):
12.7%

12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):
IN

*   109,460 shares are owned by LM Singh individually and 72,973 shares are owned by Lotus Capital LLC, a New York limited liability company, majority owned by LM Singh.
**  533,919 shares are owned by TSP Ltd., a company formed under the Laws of Bermuda, which is wholly owned by LM Singh who owns 42.5% and Suresh Rajpal who owns 57.5%. Mr. Singh and Mr. Rajpal can only make decisions in TSP Ltd. with the others consent.

CUSIP No. 14574X 10 4	Page 4 of 12

1		NAMES OF REPORTING PERSONS:
TSP Ltd.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐
3		SEC USE ONLY:

4		CITIZENSHIP OR PLACE OF ORGANIZATION:
Bermuda

	5	SOLE VOTING POWER:
533,919*
NUMBER OF
SHARES	6	SHARED VOTING POWER:
BENEFICIALLY		0
OWNED BY
EACH	7	SOLE DISPOSITIVE POWER:
REPORTING		533,919*
PERSON
WITH:	8	SHARED DISPOSITIVE POWER:
0

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
533,919*

10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):
9.5%

12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):
CO
* Suresh Rajpal owns 57.5% of TSP Ltd. and LM Singh owns 42.5% of TSP Ltd.

CUSIP No. 14574X 10 4	Page 5 of 12

1		NAMES OF REPORTING PERSONS:
Lotus Capital LLC

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐
3		SEC USE ONLY:

4		CITIZENSHIP OR PLACE OF ORGANIZATION:

New York
	5	SOLE VOTING POWER:
72,973*
NUMBER OF
SHARES	6	SHARED VOTING POWER:
BENEFICIALLY		0
OWNED BY
EACH	7	SOLE DISPOSITIVE POWER:
REPORTING		72,973*
PERSON
WITH:	8	SHARED DISPOSITIVE POWER:
0

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
72,973*

10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):
1.3%

12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):
CO
*LM Singh is the majority owner of Lotus Capital LLC

Item 1

(a).	Name of Issuer:

TransTech Services Partners Inc.

(b).	Address of Issuer’s Principal Executive Offices:

445 Fifth Avenue Suite 30H New York, New York 10016

Item 2

(a).	Name of Person Filing:
Suresh Rajpal
LM Singh
TSP Ltd.
Lotus Capital LLC

(b).	Address of Principal Business Office:

c/o TransTech Services Partners Inc. 445 Fifth Avenue Suite 30H New York, New York 10016

(c).	Citizenship:
Suresh Rajpal - India
LM Singh - India
TSP Ltd. - Bermuda
Lotus Capital LLC - New York

(d).	Title of Class of Securities:

Common Stock

(e).	CUSIP Number:
89388R 10 5

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act;

(b)	☐ Bank as defined in Section 3(a)(6) of the Act;

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐ Investment company registered under Section 8 of the Investment Company Ac of 1940

(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J);

Item 4.	Ownership as of December 31, 2007

(a)	Amount beneficially owned:
Suresh Rajpal - 789,324
LM Singh - 716,352
TSP Ltd. - 533,919
Lotus Capital LLC - 72,973

(b)	Percent of class:
Suresh Rajpal - 14%
LM Singh - 12.7%
TSP Ltd. - 9.5%
Lotus Capital LLC - 1.3%

(c)	Number of shares to which such person has:

	(i)	Sole power to vote or to direct the vote:
Suresh Rajpal - 255,405
LM Singh - 182,433
TSP Ltd. - 533,919
Lotus Capital LLC - 72,973

	(ii)	Shared power to vote or to direct the vote:
Suresh Rajpal - 533,919
LM Singh - 533,919
TSP Ltd. - 0
Lotus Capital LLC - 0

	(iii)	Sole power to dispose or to direct the disposition of:
Suresh Rajpal - 255,405
LM Singh - 182,433
TSP Ltd. - 533,919
Lotus Capital LLC - 72,973

	(iv)	Shared power to dispose or to direct the disposition of:
Suresh Rajpal - 533,919
LM Singh - 533,919
TSP Ltd. - 0
Lotus Capital LLC - 0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than 5 percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

If a parent holding company or control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to Rule 13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

See Exhibit A

Item 9.	Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

Not Applicable

Item 10.	Certifications.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2008

TSP Ltd.

By:	/s/ Suresh Rajpal

Name: Suresh Rajpal Title: President and Chief Executive Officer

Lotus Capital LLC

By:	/s/ LM Singh
Name: LM Singh Title: Managing Partner

/s/ LM Singh
LM Singh

/s/ Suresh Rajpal
Suresh Rajpal

EXHIBIT LIST

EXHIBIT A	ITEM 8 STATEMENT
EXHIBIT B	JOINT FILING AGREEMENT

EXHIBIT A

This Schedule 13 G is being filed by a group comprised of Suresh Rajpal, LM Singh, TSP Ltd. and Lotus Capital LLC.

  EXHIBIT B

JOINT FILING AGREEMENT

The undersigned hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the common stock, par value $0.0001, of TransTech Services Partners Inc. and that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 14th day of February, 2008.

TSP Ltd.

By:	/s/ Suresh Rajpal

Name: Suresh Rajpal Title: President and Chief Executive Officer

Lotus Capital LLC

By:	/s/ LM Singh
Name: LM Singh Title: Managing Partner

/s/ LM Singh
LM Singh

/s/ Suresh Rajpal
Suresh Rajpal